

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2022

Robert Bohorad
Chief Executive Officer
Yuenglings Ice Cream Corporation
One Glenlake Parkway #650
Atlanta, GA 30328

> **Re: Yuenglings Ice Cream Corp**
> **Post-effective amendment to Offering Statement on Form 1-A**
> **Filed April 19, 2022**
> **File No. 024-11517**

Dear Mr. Bohorad:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2022 letter.

Offering Statement on Form 1-A filed April 19, 2022

General

1. We note in your letter dated May 4, 2022 that you concluded that the proposed acquisitions of the Production Plant and Revolution Desserts, LLC both represent the acquisition of businesses, with each exceeding the 50% significance threshold outlined in Rule 1-02(w) of Regulation S-X. We further note in your letter dated May 11, 2022 that you intend to fund the purchase of both acquisitions entirely through the proceeds of this Regulation A offering. As a result, we believe the financial statements of the Production Plant and Revolutions Desserts, LLC represents material information necessary to make the required statements contained in the offering statement, in light of the circumstances under which they are made, not misleading. Refer to Rule 252(a) of Regulation A.

Accordingly, please amend to include the information required by Part F/S(b)(7) of Form 1-A and Rules 8-04 and 8-05 of Regulation S-X.

You may contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing